United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑          Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐          No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐          No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

Date: February 04, 2011	By: /s/ Roberto Castello Branco Roberto Castello Branco Director of Investor Relations

Shares owned by Board Members, Fiscal Council, Executive Directors and principal shareholder on January 31, 2011 (aggregate).
Company: Vale S.A.
Board Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	54,399	—	—
Shares	ON	1,050	—	—
Quotes	Investment Funds	0
Company: Vale S.A.
Executive Directors

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	1,090,938	0.03	0.01
Shares	ON	256.244	—	—
Company: Vale S.A.
Audit Committee Members

%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	—	—	—
Shares	ON	—	—	—
Company: Vale S.A.
Technical Committee Members

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	PN	—	—	—
Quotes — FGTS		1,755	—	—
Company: Vale S.A.
Principal Shareholder (Valepar S.A.)

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	ON	1,716,435,045*	52.7	32.5
Shares	PN	20,340,000	0.97	0.38
*	13 shares were assigned to some of our board members